[redacted]

12010415

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
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SEC Mail Processing Section
FEB 29 2012
Washington, DC
123

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 50015 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TripleTree, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7601 France Avenue South, Suite 150
(No. and Street)

| Edina | MN | 55435 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Marilynn Rowley — (952) 832-3341
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moquist Thorvilson Kaufmann & Pieper LLC
(Name – *if individual, state last, first, middle name*)

| 7650 Edinborough Way, Suite 225 | Edina | MN | 55435 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Marilynn Rowley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TripleTree, LLC, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BETH ANNE CLEMMONS
Notary Public-Minnesota
My Commission Expires Jan 31, 2015

Signature

Controller
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRIPLETREE, LLC

FINANCIAL STATEMENTS

For the Years Ended
December 31, 2011 and 2010

**TRIPLETREE, LLC**

**INDEX TO FINANCIAL STATEMENTS**

**For the Years Ended December 31, 2011 and 2010**

MOQUIST THORVILSON
KAUFMANN & PIEPER LLC

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

# INDEPENDENT AUDITORS' REPORT

Board of Governors
TripleTree, LLC
Edina, Minnesota

We have audited the accompanying statements of financial condition of TripleTree, LLC as of December 31, 2011 and 2010, and the related statements of income, changes in members' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TripleTree, LLC as of December 31, 2011 and 2010, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Moquist Thorvilson Kaufmann & Pieper LLC

Edina, Minnesota
February 28, 2012



7650 Edinborough Way, Suite 225 · Edina, Minnesota 55435 · Phone 952-854-5700 · Fax 952-854-1163
3140 Harbor Lane, Suite 100 · Plymouth, Minnesota 55447 · Phone 763-550-1100 · Fax 763-550-1644
www.mtkcpa.com

**TRIPLETREE, LLC**

**STATEMENTS OF FINANCIAL CONDITION**

**December 31, 2011 and 2010**

**ASSETS**

| | 2011 | 2010 |
|---|---|---|
| Cash and cash equivalents | $ 8,986,102 | $ 5,060,021 |
| Accounts receivable, net of allowance for doubtful accounts of $0 and $0, respectively | 127,772 | 123,479 |
| Advance to related party (Note 6) | 26,773 | - |
| Prepaid expenses | 57,696 | 24,529 |
| Property and equipment, net (Note 2) | 375,796 | 417,337 |
| Total assets | $ 9,574,139 | $ 5,625,366 |

**LIABILITIES AND MEMBERS' EQUITY**

| | 2011 | 2010 |
|---|---|---|
| Accounts payable | $ 260,133 | $ 68,287 |
| Accrued expenses | 622,911 | 317,448 |
| Deferred rent | 247,925 | 305,440 |
| Distributions payable (Note 3) | - | 1,402,500 |
| Total liabilities | 1,130,969 | 2,093,675 |
| Commitments and contingencies (Note 4) | - | - |
| Members' equity (Note 3) | 8,443,170 | 3,906,691 |
| Subscriptions receivable (Note 3) | - | (375,000) |
| Total members' equity | 8,443,170 | 3,531,691 |
| Total liabilities and members' equity | $ 9,574,139 | $ 5,625,366 |

The accompanying notes are an integral part of these financial statements.

**TRIPLETREE, LLC**

**STATEMENTS OF INCOME**

**For the Years Ended December 31, 2011 and 2010**

| | 2011 | 2010 |
|---|---|---|
| Revenues: | | |
| Investment banking | $ 26,000,705 | $ 14,012,663 |
| Interest | 141,150 | 30,325 |
| Other income | 6,084 | 8,887 |
| Total revenues | 26,147,939 | 14,051,875 |
| Expenses: | | |
| Compensation, benefits and payroll taxes | 14,704,385 | 9,507,748 |
| Marketing | 925,928 | 557,501 |
| Occupancy | 204,147 | 143,985 |
| Other administrative expenses | 1,013,663 | 1,088,577 |
| Total expenses | 16,848,123 | 11,297,811 |
| Net income | $ 9,299,816 | $ 2,754,064 |

The accompanying notes are an integral part of these financial statements.

# TRIPLETREE, LLC

## STATEMENTS OF CHANGES IN MEMBERS' EQUITY

### For the Years Ended December 31, 2011 and 2010

| | Members' Equity | Subscriptions Receivable | Total |
|---|---|---|---|
| Balance at January 1, 2010 | $ 2,055,127 | $ (194,279) | $ 1,860,848 |
| Net income | 2,754,064 | - | 2,754,064 |
| Issuance of common Class A units (Note 3) | 500,000 | - | 500,000 |
| Issuance of subscription receivable (Note 3) | - | (250,000) | (250,000) |
| Payments on subscription receivable (Note 3) | - | 69,279 | 69,279 |
| Distributions to common members (Note 3) | (1,402,500) | - | (1,402,500) |
| Balance at December 31, 2010 | 3,906,691 | (375,000) | 3,531,691 |
| Net income | 9,299,816 | - | 9,299,816 |
| Interest accrued on subscriptions receivable (Note 3) | - | (26,896) | (26,896) |
| Payments on subscription receivable (Note 3) | - | 401,896 | 401,896 |
| Distributions to common members (Note 3) | (4,763,337) | - | (4,763,337) |
| Balance at December 31, 2011 | $ 8,443,170 | $ - | $ 8,443,170 |

The accompanying notes are an integral part of these financial statements.

**TRIPLETREE, LLC**

**STATEMENTS OF CHANGES IN SUBORDINATED BORROWINGS**

**For the Years Ended December 31, 2011 and 2010**

| | 2011 | 2010 |
|---|---|---|
| Subordinated borrowings at beginning of the year | $ - | $ - |
| Issuance of subordinated notes payable | - | - |
| Subordinated borrowings at end of the year | $ - | $ - |

The accompanying notes are an integral part of these financial statements.

**TRIPLETREE, LLC**

**STATEMENTS OF CASH FLOWS**

**For the Years Ended December 31, 2011 and 2010**

| | 2011 | 2010 |
|---|---|---|
| **Cash flows from operating activities:** | | |
| Net income | $ 9,299,816 | $ 2,754,064 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Depreciation expense | 90,465 | 63,004 |
| Loss on disposal of property and equipment | - | 10,951 |
| Interest accrued on subscription receivable | (13,338) | - |
| Decrease (increase) in assets: | | |
| Accounts receivable | (4,293) | (20,107) |
| Prepaid expenses | (33,167) | (9,079) |
| Increase (decrease) in liabilities: | | |
| Accounts payable | 191,846 | 47,139 |
| Accrued expenses | 305,463 | 241,971 |
| Deferred rent | (57,515) | 90,478 |
| Net cash provided by operating activities | 9,779,277 | 3,178,421 |
| **Cash flows from investing activities:** | | |
| Advance made to related party | (26,773) | 37,469 |
| Purchase of property and equipment | (48,924) | (228,672) |
| Net cash used in investing activities | (75,697) | (191,203) |
| **Cash flows from financing activities:** | | |
| Issuance of common Class A units | - | 250,000 |
| Increase in subscription receivable for accrued interest | (13,558) | - |
| Payment received on subscription receivable | 138,558 | 69,279 |
| Distributions | (5,902,499) | - |
| Net cash provided by (used in) financing activities | (5,777,499) | 319,279 |
| Increase in cash | 3,926,081 | 3,306,497 |
| Cash and cash equivalents - beginning of year | 5,060,021 | 1,753,524 |
| Cash and cash equivalents - end of year | $ 8,986,102 | $ 5,060,021 |
| **Supplemental disclosures of cash flow information:** | | |
| Cash paid during the year for: | | |
| Interest | $ - | $ - |

The accompanying notes are an integral part of these financial statements.

## TRIPLETREE, LLC

## STATEMENTS OF CASH FLOWS
## (CONTINUED)

### For the Years Ended December 31, 2011 and 2010

**Supplemental disclosures of non-cash financing activities:**

During 2011, $263,338 of a subscription receivable was paid by a corresponding reduction of the member's 2011 cash distributions (Note 3).

During 2011, a subscription receivable was increased by $13,338 for interest accrued on the note (Note 3).

During 2010, the Company issued 125,000 Class A common units in exchange for a $250,000 subscription receivable (Note 3).

During 2010, the Company purchased $213,142 of property and equipment through the utilization of a tenant improvement allowance.

During 2010, the Company declared a $1,402,500 Class A distribution payable in 2011 (Note 3).

## Note 1: Summary of Significant Accounting Policies

Nature of Business:

TripleTree, LLC (the "Company") was organized on January 13, 1997 in accordance with Chapter 322B of the Minnesota statutes relating to limited liability companies. Pursuant to the articles of organization, the Company will exist for a thirty year period, expiring January 13, 2027. The Company primarily provides investment banking advisory services to clients in the information technology and health care industries located throughout the United States. In addition, the Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's corporate offices are located in Edina, Minnesota.

Reserve Requirements:

The Company is exempt from preparing the computation for determination of reserve requirements pursuant to Rule 15c3-3 of the Securities and Exchange Commission and information related to the possession or control requirements under that rule.

Concentration of Credit Risk:

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash and accounts receivable. The Company maintains cash in bank deposit accounts, which, at times, may exceed federally insured limits (Note 4). The Company believes it has its cash deposits at high quality financial institutions. The Company believes no significant credit risk exists with respect to these deposits.

Accounts receivable arise from the Company providing investment banking services to its clients located throughout the United States. The Company is typically dependent on a small number of customers for its investment banking fees (Note 4) and generally does not require any collateral from its customers. At December 31, 2011 and 2010, 39% and 66%, respectively, of accounts receivable were owed by two and three customers, respectively.

Cash and Cash Equivalents:

For purposes of balance sheet presentation and reporting of cash flows, the Company considers all unrestricted demand deposits, money market funds and highly liquid debt instruments with an original maturity of less than 90 days to be cash and cash equivalents.

Accounts Receivable and Allowance for Doubtful Accounts:

The Company evaluates the collectability of accounts receivable based on a combination of factors. In circumstances where the Company is aware of a specific customer's inability to meet its financial obligations, a specific reserve is recorded to reduce the receivable to the amount the Company believes will be collected. For all other customers, the Company records allowances for doubtful accounts based on the length of time the receivables are past due and historical experience. Typically, the Company considers all receivables not paid within specified terms of the invoice (generally ninety days) as past due. If circumstances change, the Company's estimates of the collectability of amounts due could change by a material amount.

**Note 1: Summary of Significant Accounting Policies (Continued)**

Property and Equipment:

Property and equipment is stated at cost. Depreciation is computed using straight-line and accelerated methods and is charged to expense based on the estimated useful lives of the assets. Expenditures for additions and improvements are capitalized, while repairs and maintenance are expensed as incurred.

Revenue Recognition:

The Company recognizes revenue for investment banking and consulting engagements as the services are performed. The Company also receives success fees which are recognized as revenue once the investment banking transaction has closed and the fee is reasonably determinable.

Income Taxes:

The Company is a Minnesota limited liability company. Taxable income or loss of the Company is allocated in accordance with the general provisions of the member control agreement. The Company has elected under the Internal Revenue Code to be treated as a partnership. In lieu of corporate income taxes for federal and state purposes, the members are generally taxed on their proportionate share of taxable income. Accordingly, no provision for income taxes has been included in the financial statements.

The Company accounts for income taxes pursuant to Financial Accounting Standards Board guidance. This guidance prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than not to be sustained upon examination by taxing authorities. For entities taxed as a partnership, tax positions include decisions to file or not to file income tax returns in certain tax jurisdictions that can assess delinquent taxes to the Company. The Company believes its income tax filing positions and deductions will be sustained upon examination and, accordingly, no reserves or related accruals for interest and penalties have been recorded at December 31, 2011 and 2010. In accordance with the guidance, the Company has adopted a policy which, if required to be recognized in the future, interest related to the underpayment of income taxes will be classified as a component of interest expense and any related penalties will be classified in other administrative expenses in the statements of income. The Company's remaining open tax years subject to examination include the years ended December 31, 2008 though 2011.

Guaranteed Payments to Members:

Guaranteed payments to members that are intended as compensation for services rendered are accounted for as expenses rather than capital distributions.

**Note 1: Summary of Significant Accounting Policies (Continued)**

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Reclassifications:

Certain amounts in the 2010 financial statements have been reclassified to conform with 2011 presentation. These reclassifications have no effect on net income or members' equity as previously reported.

**Note 2: Property and Equipment**

Property and equipment consisted of the following at December 31:

| | 2011 | 2010 | Estimated Useful Lives In Years |
|---|---|---|---|
| Office furniture and equipment | $ 232,640 | $ 228,407 | 7 |
| Computer equipment | 196,876 | 157,083 | 5 |
| Leasehold improvements | 354,217 | 354,217 | 5-6 |
| Total property and equipment | 783,733 | 739,707 | |
| Less accumulated depreciation | 407,937 | 322,370 | |
| Property and equipment, net | $ 375,796 | $ 417,337 | |

Depreciation expense was $90,465 and $63,004 for 2011 and 2010, respectively.

**Note 3: Members' Equity**

Because the entity is organized as a limited liability company, members' liability is limited.

The Company's articles of organization require that each ownership unit have the same financial and governance rights; however, the Board of Governors can establish or designate more than one class of units as well as the relative rights and preferences of each such class of units.

As of December 31, 2011 and 2010, the Company had authorized an aggregate of 30,000,000 units with 10,000,000 units authorized for each unit class (Voting Class A, Non-Voting Class B and Preferred).

**Note 3: Members' Equity (Continued)**

Issued and outstanding units were as follows:

| | Units | | |
|---|---|---|---|
| | Voting Class A Common | Non-Voting Class B Common | Preferred Units |
| December 31, 2011 | 5,173,333 | - | - |
| December 31, 2010 | 5,173,333 | - | - |

Class A and B Common Units:

Class A common units have voting rights whereas Class B common units are non-voting.

In January 2008, the Company issued 250,000 Class A common units to a new member in exchange for a $250,000 promissory note. The note accrued interest at 4.25% and was due in four annual installments of $69,279 beginning December 31, 2008. During 2009, $30,379 of payments were received and the remaining balance of the first installment aggregating $38,900 was paid by a corresponding reduction of the member's 2009 distributions. In January, 2010, January 2011, and December 2011, the second, third and final installments of $69,279, $69,279 and $69,279, respectively, were received by the Company. At December 31, 2011 and 2010, the subscription receivable aggregated $0 and $125,000, respectively. During 2011 and 2010, $13,558 and $0 of interest income related to this note was recognized and included in the accompanying statements of income. The note was collateralized by the units.

In September 2010, the Company issued 250,000 Class A common units to a new member in exchange for $250,000 cash and a $250,000 promissory note. The note accrues interest at 4.25% and is payable in 3 annual principal payments of $83,333 beginning December 31, 2011 with accrued interest due at maturity, December 31, 2013. At December 31, 2010, the outstanding subscription receivable aggregated $250,000 and during 2010 no interest income was recorded. During 2011, $13,338 of interest income was added to the balance of the note and recognized in the accompanying statements of income. Also during 2011, a payment of $263,338 was made towards the note by a corresponding reduction of the member's 2011 distributions resulting in an outstanding subscription receivable at December 31, 2011 aggregating $0. The note is collateralized by the units.

In 2011 and 2010, the Company had a mandatory distribution policy whereby at least 50% of the Company's income would be distributed to common unit holders within 60 days after a year end. Upon unanimous approval of the Board of Governors or two-thirds approval of outstanding Class A Common Unit holders, the amount of the distribution can be modified or forgone. During the years ended December 31, 2011 and 2010, distributions aggregated $4,763,337 and $1,402,500, respectively, of which $0 and $1,402,500, respectively, were reflected as distributions payable on the accompanying statements of financial condition.

**Note 4: Commitments and Contingencies**

Operating Leases:

The Company leases office space in Minnesota under a non-cancelable operating lease. The lease provides for increasing monthly base rent payments over the lease term plus a pro-rata share of operating expenses and real estate taxes. The Company recognizes rent expense on a straight-line basis over the term of the lease, and recognizes the difference between the straight-line expense and the cash payments as deferred rent in the accompanying statements of financial condition. The lease expires November 2015 and has a renewal option for an additional five years.

The Company also has entered into a seven month non-cancelable lease effective January 2012 for office space in Minnesota that calls for total base rent payments aggregating $30,100 over the term of the lease plus a pro-rata share of operating expenses and real estate taxes. The lease expires July 31, 2012 and is month to month thereafter. The Company will be subleasing this space to an entity related through common control at an amount equal to its monthly lease payments although no formal sub-lease agreement has been executed.

The Company also leases office equipment under a noncancelable lease expiring December 2016.

The aggregate future minimum payments required on the leases described above are as follows for the years ending December 31:

| | |
|---|---|
| 2012 | $ 175,634 |
| 2013 | 147,800 |
| 2014 | 150,065 |
| 2015 | 140,815 |
| 2016 | 16,212 |
| | $ 630,526 |

Total rent expense aggregated $229,341 and $158,321 for 2011 and 2010, respectively.

**Note 4: Commitments and Contingencies (Continued)**

401(k) Profit Sharing Plan:

The Company has a 401(k) profit sharing plan covering all employees who meet certain eligibility requirements. Participant contributions are made through elective deferrals of compensation up to a maximum percentage allowable by statute. Participants vest immediately in their own contributions. The Company may provide matching and profit sharing contributions at the discretion of management. The participants become fully vested in the Company's contributions after five years of service. Company contributions for the years ended December 31, 2011 and 2010 were $447,592 and $230,000, respectively, of which $440,547 and $230,000 are unpaid and included in accrued expenses on the accompanying statements of financial condition.

Financial Instruments:

At December 31, 2011, the Company had deposits in excess of federally insured amounts aggregating $8,192,131 at two financial institutions.

Significant Customers:

During 2011, the Company had revenue from four significant customers which represented 68% of investment banking fees. There were no amounts due from these customers at December 31, 2011.

During 2010, the Company had revenue from three significant customers which represented 72% of investment banking fees. There were no amounts due from these customers at December 31, 2010.

**Note 5: Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2011, the Company had net capital of $7,855,133, which was $7,779,743 in excess of its required net capital of $75,390. The Company's ratio of aggregate indebtedness to net capital was .14:1 at December 31, 2011.

**Note 6: Related Party Transactions**

During 2011, the Company paid $449,562 of employee related and other expenses on behalf of its majority member of which $26,773 remained unreimbursed at December 31, 2011 and is reflected in advance to related party on the accompanying statements of financial condition.

During 2010, the Company paid $407,500 of employee related and other expenses on behalf of its majority member all of which were reimbursed to the Company before December 31, 2010.

**Note 7: Subsequent Events**

The date to which events occurring after December 31, 2011, the date of the most recent statement of financial condition, have been evaluated for possible adjustment to the financial statements or disclosure is February 28, 2012, which is the date on which the financial statements were available to be issued.

## SUPPLEMENTARY INFORMATION

MOQUIST THORVILSON
KAUFMANN & PIEPER LLC

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

# INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Governors
TripleTree, LLC
Edina, Minnesota

We have audited the accompanying financial statements of TripleTree, LLC as of and for the year ended December 31, 2011, and have issued our report thereon dated February 28, 2012, which contained an unqualified opinion on those financial statements. Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedule I required by Rule 17a-5 under the Securities and Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Moquist Thorvilson Kaufmann & Pieper LLC

Edina, Minnesota
February 28, 2012



7650 Edinborough Way, Suite 225 • Edina, Minnesota 55435 • Phone 952-854-5700 • Fax 952-854-1163
3140 Harbor Lane, Suite 100 • Plymouth, Minnesota 55447 • Phone 763-550-1100 • Fax 763-550-1644
www.mtkcpa.com

TRIPLETREE, LLC

## SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

**December 31, 2011**

| | |
|---|---|
| Net Capital: | |
| Total members' equity | $ 8,443,170 |
| Add: | |
| Subordinated borrowings allowable in computation of net capital | - |
| Total capital and allowable subordinated borrowings | 8,443,170 |
| Deductions: | |
| Total non-allowable assets | ( 588,037) |
| Net capital | $ 7,855,133 |
| Aggregate Indebtedness: | |
| Items included in statement of financial condition: | |
| Accounts payable | $ 260,133 |
| Accrued expenses | 622,911 |
| Deferred rent | 247,925 |
| Total aggregate indebtedness | $ 1,130,969 |
| Computation of basic net capital required: | |
| Net capital requirement is the greater of: | |
| Minimum dollar net capital requirement | $ 5,000 |
| 6-2/3% of aggregate indebtedness | $ 75,390 |
| Excess net capital at 1,500 percent | $ 7,779,743 |
| Excess net capital at 1,000 percent | $ 7,742,036 |
| Ratio of aggregate indebtedness to net capital | .14:1 |
| Reconciliation with Company's Computation (included in Part IIA of Form X-17A-5) as of December 31, 2011: | |
| Net capital, as report in Company's Part II (unaudited) FOCUS report | $ 7,914,681 |
| Audit adjustment to record additional accounts payable | ( 59,548) |
| Net capital per above | $ 7,855,133 |
| Total aggregate indebtedness, as reported in Company's Part II (unaudited) FOCUS report | $ 1,071,421 |
| Audit adjustments to increase accounts payable | 59,548 |
| Total aggregate indebtedness per above | $ 1,130,969 |

MOQUIST THORVILSON
KAUFMANN & PIEPER LLC

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

# INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Board of Governors
TripleTree, LLC
Edina, Minnesota

In planning and performing our audit of the financial statements of TripleTree, LLC (the "Company") as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons, and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



7650 Edinborough Way, Suite 225 · Edina, Minnesota 55435 · Phone 952-854-5700 · Fax 952-854-1163
3140 Harbor Lane, Suite 100 · Plymouth, Minnesota 55447 · Phone 763-550-1100 · Fax 763-550-1644
www.mtkcpa.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Governors, management, the SEC, the Company's designated self-regulatory organization and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Moquist Thorvilson Kaufmann & Pieper LLC

Edina, Minnesota
February 28, 2012

# TRIPLETREE, LLC

## INDEPENDENT ACCOUNTS' REPORT
## ON APPLIYING AGREED UPON PROCEDURES
## TO AN ENTITY'S SIPC ASSESSMENT
## RECONCILIATION

**December 31, 2011**

***INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILATION***

Board of Governors
TripleTree, LLC
Edina, Minnesota

In accordance with rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by TripleTree, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating TripleTree, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). TripleTree, LLC's management is responsible for TripleTree, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures performed and our findings are as follows:

1) We compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, including copies of cancelled checks, noting no differences. We also compared the listed assessment payments in the Amended Form SIPC-7 with respective cash disbursement record entries, including copies of cancelled checks, noting no differences;

2) We compared the total annual revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting a difference of $1,166,911. We noted the Company filed an amended Form SIPC 7 on February 21, 2012 which included a corrected annual revenue amount, which we agreed to annual revenue amounts reflected on the audited Form X-17A-5;

3) We compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) We proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, noting no differences other than the calculation had utilized an incorrect total revenue amount. We noted the Company filed an amended Form SIPC-7 on February 21, 2012 which included the proper amounts and we proved the arithmetical accuracy of the amended calculations reflected on the amended Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and



7650 Edinborough Way, Suite 225 · Edina, Minnesota 55435 · *Phone* 952-854-5700 · *Fax* 952-854-1163
3140 Harbor Lane, Suite 100 · Plymouth, Minnesota 55447 · *Phone* 763-550-1100 · *Fax* 763-550-1644
www.mtkcpa.com

5) We compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting there were no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Moquist Thorvilson Kaufmann & Pieper LLC

Edina, Minnesota
February 28, 2012

**TRIPLETREE, LLC**
**SCHEDULE OF ASSESSMENT AND PAYMENTS**
**[GENERAL ASSESEMENT RECONCILIATION (FORM SIPC-7)]**
**For the Year Ending December 31, 2011**

| | | |
|---|---|---|
| Total revenue for the year ending December 31, 2011 | $ | 26,147,939 |
| Additions | | - |
| Deductions | | - |
| SIPC net operating revenues | $ | 26,147,939 |
| SIPC general assessment at .0025 | $ | 65,370 |
| Less: | | |
| 2011 SIPC-6 payment made July 20, 2011 | | (2,905) * |
| 2011 SIPC-7 payment due before February 29, 2012 | | 62,465 |
| SIPC-7 payment made February 15, 2012 | | (59,548) * |
| Additional 2011 SIPC-7 payment due before February 29, 2012 | $ | 2,917 |
| SIPC-7 payment made February 21, 2012 with Amended Form SIPC-7 | | (2,917) * |
| Additional amount owed | $ | - |

* All SIPC payments were mailed to the the Securities Investor Protection Corporation, P.O. Box 92185 Washington, DC 20090-2185

**TRIPLETREE, LLC**

**December 31, 2011**